May 9, 2017

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:    Era Anagnosti
Legal Branch Chief
Office of Financial Services

Re:    Four Oaks Fincorp, Inc.
Registration Statement on Form S-1
Filed April 27, 2017 and Amended May 9, 2017
File No. 333-217508
Request for Acceleration

Dear Ms. Anagnosti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Four Oaks Fincorp, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-217508), so that it may be declared effective at 4:00 p.m., Eastern Time on Thursday, May 11, 2017, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 963-1150. Thank you in advance for your assistance.

Sincerely,

/s/ Deanna W. Hart
Deanna W. Hart
Executive Vice President and Chief Financial Officer

cc:    Jessica Livingston, Staff Attorney, Securities and Exchange Commission

Mikal B. Shaikh, Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.